UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934

(Amendment No. )*

TANTECH HOLDINGS LTD
(Name of Issuer)

Common Shares

(Title of Class of Securities)

G8675X149

(CUSIP Number)

August 8, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G8675X149

1	Names of Reporting Persons Lijuan Zhang
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
300,000
	6	Shared Voting Power
None
	7	Sole Dispositive Power
300,000
	8	Shared Dispositive Power
None

9	Aggregate Amount Beneficially Owned by Each Reporting Person
300,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
8.46%(1)
12	Type of Reporting Person (See Instructions)
IN

 Notes:

(1)	The number of the common shares of the issuer outstanding used in calculating the percentage is 3,547,089 as of the date hereof.

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Item 1.

(a)	Name of Issuer:

TANTECH HOLDINGS LTD.

(b)	Address of Issuer’s Principal Executive Offices:

c/o Zhejiang Tantech Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China

Item 2.

(a)	Names of Persons Filing:

(i)	Lijuan Zhang

(b)	Address of Principal Business Office or, if None, Residence:

No. 203, Juhua North Second Road, Kecheng District, Quzhou City, Zhejiang Province, China

(c)	Citizenship:

China

(d)	Title and Class of Securities:
Common Shares

(e)	CUSIP No.:
G8675X149

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Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Reporting Persons

(a)	Amount Beneficially Owned	300,000

(b)	Percent of Class:	8.46%(1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	300,000

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	300,000

(iv)	Shared power to dispose or to direct the disposition of:	0

Notes:

(1)	The number of the common shares of the issuer outstanding used in calculating the percentage is 3,547,089 as of the date hereof.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not Applicable.

Item 8.	Identification and classification of members of the group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2023	/s/ Lijuan Zhang
Lijuan Zhang

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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